

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2011

Via Fax
Atsushi Maki
Chief Executive Officer
Amanasu Environment Corporation
445 Park Avenue Center 10th Floor
New York, NY 10022

   RE: **Amanasu Environment Corporation**
       Form 10-K/A for the Fiscal Year Ended December 31, 2009
       Filed June 25, 2010
       File No. 000-32905

Dear Mr. Maki:

 We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Terence O'Brien

        Terence O'Brien
        Accounting Branch Chief